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                                                                 Exhibit 99.1



May 13, 1996



Presidential Management Company,
   General Partner of Presidential Mortgage Company
21031 Ventura Blvd.
Woodland Hills, CA  91364
Attention: Mr. Joel R. Schultz

Dear Mr. Schultz:

It is our understanding that Presidential Mortgage Company ("Presidential" or the "Partnership") operates a lending business through a California finance lender license. In addition, Presidential owns 100% of the outstanding stock of PacificAmerica Money Center, Inc. (the "Corporation"), which itself owns
100% of the outstanding stock of Pacific Thrift and Loan Company, a California corporation, Consolidated Reconveyance Corporation, a Washington corporation, and PacificAmerica Mortgage, Inc., a Delaware Corporation. Presidential also owns 100% of the limited partnership interests and 99% of the income, gain and loss of Consolidated Reconveyance Company and Lenders Posting and Publishing Company, both California limited partnerships, the other 1% of which is owned by Presidential Management Company, the general partner of Presidential (the "General Partner"), as general partner of each entity. We understand that a Restructuring Plan (the "Restructuring Plan") has been proposed whereby the Partnership would transfer all of its assets and liabilities to the Corporation, in exchange for an amount of shares of the common stock (the "Common Stock") of the Corporation, to be determined as the net tangible equity of the Partnership (the "Net Tangible Equity" defined as total assets minus total liabilities, goodwill and capitalized organization costs, other than costs of the Rights Offering and Public Offering, as defined below, as adjusted for an increase of $385,000 due to the General Partner's purchase of certain the GP Warrants (as hereinafter defined) and an increase of $800,000 due to the General Partner's purchase of Common Stock in the Rights Offering (as
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hereinafter defined) as of the last day of the month preceding the closing date
(the "Closing Date") of the Restructuring Plan , divided by 10, provided that the total number of shares issued will not be less than 890,000, less shares that would otherwise be issued to the limited partners of the Partnership (the "Limited Partners") exercising a Cash Out Option (as hereinafter defined).
This is expected to result in a valuation of $10 per share issued in exchange for the assets and liabilities of the Partnership, based on management's estimate of a projected $8.9 million Net Tangible Equity of the Partnership by May 31, 1996. Presidential will then liquidate, making a final distribution of the Common Stock (the "Consideration") to the General Partner and Limited Partners, except Limited Partners exercising the Cash Out Option, pro rata in accordance with their existing respective capital accounts in Presidential, as determined in accordance with the partnership agreement of Presidential (the "Partnership Agreement"). Every Limited Partner will have the right to receive cash in lieu of shares of Common Stock (the "Cash Out Option") equal to $10 for each share that such Partner would receive based on that Partner's capital account in the Partnership.

The Restructuring Plan must be approved by Limited Partners holding at least 51% of the capital contributions in the Partnership (voting as a single class), without considering the capital contributions of the General Partner.

It is also our understanding that, if the Restructuring Plan is completed, the General Partner will have no right to receive management fees or other compensation from the Corporation, and that the General Partner will receive no additional consideration for its general partner's interest in Presidential other than its pro rata interest in shares of Common Stock based upon its capital account in Presidential. However, we understand that the General Partner will purchase, for $385,000, warrants (the "GP Warrants") exercisable for up to 25% of the total outstanding shares of Common Stock on the Closing Date, on a fully diluted basis assuming the exercise of all GP Warrants, at an exercise price equal to 150% of the Public Offering Price (as defined below) of the Common Stock, exercisable at any time for a period of 18 months after the Closing Date.

It is also our understanding that, subject to the approval of the Restructuring Plan by the requisite vote of Limited Partners, the Corporation will simultaneously make an offer (the "Rights Offering") to all of the Limited Partners and the General Partner (collectively the "Partners") of Presidential, to purchase up to 800,000 additional shares of Common Stock, subject to adjustment if and to the extent necessary to allow the Corporation to sell a minimum of 200,000 shares in the Public Offering, at a purchase price of $10 per share. The Partners will have the right (the "Basic Subscription Right") to purchase a portion of the shares offered in the Rights Offering pro rata in accordance with their respective capital accounts in the Partnership. The Partners will also have the right ("Oversubscription Privilege") to subscribe for any shares not purchased by other Partners through the exercise of their Basic Subscription Rights, subject to allocation in the event subscriptions are received for an amount in excess of the shares offered in the Rights Offering. For every five shares of Common Stock purchased by the Partners in the Rights Offering, the Corporation will issue a transferable warrant for one additional share of Common Stock (collectively, the "Subscriber Warrants"), exercisable at any time after issuance for a period of two
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years, at an exercise price equal to 125% of the Public Offering Price (as defined below). In addition, we understand that the Corporation has extended the Oversubscription Privilege to all officers, directors and employees of the Partnership and its subsidiaries, so that these employees will be entitled to subscribe for shares of Common Stock to the extent existing Partners do not exercise their Basic Subscription Rights or the Oversubscription Privilege. We further understand that the General Partner intends to use the proceeds of repayment of $800,000 of debt that the Partnership anticipates it will owe to the General Partner to purchase Common Stock upon the terms offered in the Rights Offering. To the extent that shares are available, certain partners of the General Partner and officers and employees of the Partnership and its subsidiaries and officers, directors and proposed directors of the Corporation have committed to subscribe for 180,000 shares ($1,800,000) in the Rights Offering and the Public Offering.

We further understand that, subject to the approval of the Restructuring Plan by the requisite vote of Limited Partners, the Corporation will make a public offering (the "Public Offering") of all shares not sold in the Rights Offering plus additional shares equal to the shares that would otherwise have been issued to Limited Partners exercising the Cash Out Option, at an anticipated price of $10 per share (the "Public Offering Price") pursuant to an underwriting agreement with Friedman, Billings, Ramsey & Co., Inc., as representative of a group of underwriters who will participate in the Public Offering on a firm offering basis. The completion of the Public Offering upon terms that result in a total market capitalization (total outstanding shares times the Public Offering Price per share) of $16.9 million is a condition of the closing of the Restructuring Plan.

The transactions described above and all related transactions are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address Presidential's underlying business decision to effect the Transaction. Additionally, you have advised us that Presidential has no intention of engaging in any alternative to the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Presidential. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it. Our Opinion should not be construed or interpreted as a recommendation by Houlihan Lokey either for or against the Transaction. Also, our Opinion does not consider the value of Presidential or its subsidiaries in an orderly liquidation.

The term "fair market value," as used herein, is defined as the amount at which an asset would change hands between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts, neither being under any compulsion to act, with equity to both. At your request, for purposes of determining the fair market value of the GP Warrants, we have assumed that the Public Offering Price reflects the fair market value of the Common Stock as of the Offering Date.

It is Houlihan Lokey's understanding, upon which it is relying, that the General Partner and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with
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respect to said definition. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definition for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

            1) reviewed Pacific Thrift and Loan's audited financial statements for the four fiscal years ended December 31, 1995 and unaudited financial statements for the fiscal year ended December 31, 1991, which the Partnership's management has identified as being the most currently available financial statements;

            2) reviewed Consolidated Reconveyance Company and Lenders Posting and Publishing Company unaudited financial statements for the year ended December 31, 1995, which the Partnership's management has identified as being the most currently available financial statements;

            3) reviewed the Partnership's audited financial statements for the four fiscal years ended December 31, 1995;

            4) reviewed copies of the Restructuring Plan, dated May 1, 1996;

            5) reviewed a draft of Amendment No. Three to the Form S-4 Registration Statement filed by the Corporation, of which a Proxy Statement/Prospectus (the "Proxy") with respect to the approval of the Restructuring Plan and the Rights Offering is a part;

            6) reviewed the Fifth Amended and Restated Certificate and Agreement of Limited Partnership of Presidential Mortgage Company, dated September 7, 1989;

            7) met with certain members of the senior management of the Corporation to discuss the operations, financial condition, future prospects and projected operations and performance of Presidential and its subsidiaries and the Corporation and its subsidiaries, and met with representatives of Presidential's counsel to discuss certain matters;

            8) visited certain facilities and business offices of Presidential and its subsidiaries;

            9) reviewed forecasts and projections prepared by Presidential's management with respect to Presidential and its subsidiaries and the Corporation and its subsidiaries for the years ending December 31, 1998;
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            10)     reviewed certain other publicly available financial data
                    for certain companies that we deem comparable to Presidential and its subsidiaries;

            11) reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

            12) conducted such other studies, analyses and inquires as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Presidential and its subsidiaries and the Corporation and its subsidiaries, and that there has been no material change in the assets, financial condition, business or prospects of Presidential and its subsidiaries and the Corporation and its subsidiaries since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Corporation or Presidential and its subsidiaries and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of Presidential or the Corporation. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Our Opinion does not express any opinion as to (i) the terms of the Restructuring Plan (other than the opinion expressed in the following paragraph), (ii) the relative fairness of the Transaction to each Partnership class individually, (iii) the tax consequences of the Transaction for the Limited Partners or any other party to the Transaction, (iv) whether or not the Public Offering Price reflects the fair market value of the Common Stock, or
(v) the fairness of the Public Offering Price to the Limited Partners.

Based upon the foregoing, and in reliance thereon, it is our opinion that (i) the aggregate Consideration to be received by all of the Limited Partners collectively in connection with the Transaction is fair to them from a financial point of view, and (ii) based on the Public Offering Price, the fair market value of the GP Warrants does not exceed $385,000.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.